SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   :
In the Matter of                   :
                                   :          CERTIFICATE
New Century Energies, Inc.         :
                                   :               OF
File No. 70-8787                   :
                                   :          NOTIFICATION
(Public Utility Holding Company    :
Act of 1935)                       :
                                   :
                                   :
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     This  Certificate of  Notification is filed by New Century  Energies,  Inc.
("NCE"), a Delaware corporation,  in connection with the following  transactions
proposed   in  NCE's  Form  U-1   Application-Declaration,   as   amended   (the
"Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated August 1, 1997 (the "Order"), in this file:


     (i) the merger of PSCo Merger Corp. ("PSC Sub") with and into Public Service Company of Colorado ("PSCo") and the merger of SPS Merger Corp. ("SPS Sub") with and into Southwestern Public Service Company ("SPS"), and the resulting acquisition of ownership by NCE of all issued and outstanding shares of common stock of PSCo and SPS;

     (ii) the issuance of NCE Common Stock in connection with such mergers pursuant to the Merger Agreement;

     (iii)the acquisition by NCE of all of the issued and outstanding shares of common stock of (a) NC Enterprises, Inc. ("NC Enterprises"), to serve as a subholding company for certain of the NCE system's non-utility companies and interests, (b) New Century Services, Inc. ("NC Services"), to serve as the service company for the NCE system, (c) Cheyenne Light, Fuel and Power Company ("Cheyenne"), a public utility company and formerly a wholly-owned subsidiary of PSCo, and (d) WestGas Interstate, Inc. ("WGI"), a former wholly-owned subsidiary of PSCo engaged in the gas transportation business; and

     (iv) the direct acquisition by NC Enterprises of the common stock of e prime, inc., Quixx Corporation, Util-
          ity Engineering Corporation and Natural Fuels Corporation, and the indirect acquisition by NC Enterprises of the subsidiaries of those companies, pursuant to the realignment of certain of the NCE system's non-utility companies and interests under NC Enterprises as a subholding company.

     Filed herewith are conformed copies of the final opinions of counsel indexed as Exhibit F-2 to the Application-Declaration. Capitalized terms used herein without definition have the meanings ascribed to them in the Application-Declaration.

     1. On August 1, 1997, articles of merger were duly and validly filed with the Secretary of State of the State of Colorado, thereby merging PSC Sub with and into PSCo, and articles of merger were duly and validly filed with the State Corporation Commission of the State of New Mexico, thereby merging SPS Sub with and into SPS. As a result of such mergers, PSCo and SPS became subsidiaries of NCE.

     2. On August 1, 1997, PSCo paid a dividend to NCE consisting of all issued and outstanding shares of capital stock of Cheyenne and WestGas.

     3. On August 1, 1997, each of PSCo and SPS paid a dividend to NCE consisting of all shares of common stock of NC Services held by each of them, constituting all the issued and outstanding shares of capital stock of NC Services.

     4. On August 1, 1997, ownership of the issued and outstanding shares of capital stock of e prime, inc. and Natural Fuels Corporation, formerly subsidiaries of PSCo, were transferred to NC Enterprises.

     5. On August 1, 1997, the issued and outstading shares of capital stock of Quixx Corporation and Utility Engineering Corporation were transferred by SPS to NC Enterprises in return for promissory notes of NC Enterprises in amounts equal to the fair value of the transferred subsidiaries.

     6. Upon the consummation of the mergers of PSC Sub into PSCo and SPS Sub into SPS on August 1, 1997, in accordance with the Merger Agreement, each issued and outstanding share of PSCo Common Stock was converted into the right to receive one share of NCE Common Stock, and each issued and outstanding share of SPS Common Stock was converted into the right to receive .95 of one share of NCE Common Stock.

     7. On August 1, 1997, NC Services entered into individual service agreements (in the form of Exhibits B-2.1, B-

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

2.2 and B-3 to the Application-Declaration) with NCE and various of its direct and indirect subsidiaries.

     8. The transactions described in paragraphs 1 through 7 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.


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                                S I G N A T U R E


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


                                     New Century Energies, Inc.



                                     By:  /s/ Richard C. Kelly
                                          --------------------------
                                          Richard C. Kelly
                                          Senior Vice President-
                                          Finance, Treasurer and
                                          Chief Financial Officer


Dated:  August 11, 1997


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


                                  EXHIBIT INDEX

Exhibit                                                       Transmission
Number                          Exhibit                          Method

1            Past-Tense Opinion of Patricia T. Smith           Electronic
             (Exhibit F-2 to the Application-Declaration)

2            Past-Tense Opinion of Cahill Gordon &             Electronic
             Reindel (Exhibit F-2 to the
             Application-Declaration)


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